Laegacy Inc.
Balance Sheet
(Unaudited)

	September 30, 2020
ASSETS	
Cash	$ 146,539
Total current assets	146,539
Platform development	7,525
Total assets	$ 154,064
LIABILITIES AND SHAREHOLDERS' EQUITY	
Loan from officer	$ -
Total current liabilities	-
Commitments and contingencies	-
Common stock, $0.0001 par value; 10,000,000 shares authorized, 6,521,739 issued and outstanding	652
Paid-in-capital	174,642
Accumulated deficit	(21,230)
Total shareholders' equity	154,064
Total liabilities and shareholders' equity	$ 154,064